ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-167108

Registration No. 333-167108-01

March 8, 2012

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream Partners, LP

Pricing Term Sheet

$350,000,000 4.95% Senior Notes due 2022

Issuer:	DCP Midstream Operating, LP

Guarantor:	DCP Midstream Partners, LP

Ratings: (Moody’s / S&P / Fitch)*	Baa3 / BBB- / BBB-

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	March 8, 2012

Settlement Date: (T+3)	March 13, 2012

Maturity Date:	April 1, 2022

Principal Amount:	$350,000,000

Benchmark:	2.00% due February 15, 2022

Benchmark Price / Yield:	99-29+/ 2.009%

Spread to Benchmark:	+300 bps

Yield to Maturity:	5.009%

Coupon:	4.95%

Public Offering Price:	99.535%

Net Proceeds Before Expenses	$346,097,500

Optional Redemption:	At any time prior to the date that is 90 days prior to the maturity date, we will have the right to redeem the notes, in whole or in part at any time prior to the maturity date, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amounts of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective schedule payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, such redemption date. From and after the date that is 90 days prior to the maturity date, we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	April 1 and October 1, beginning October 1, 2012

CUSIP / ISIN:	23311V AB3 / US23311VAB36

Joint Bookrunning Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC RBS Securities Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Wells Fargo Securities, LLC toll-free at 1-800-326-5897, J.P. Morgan Securities LLC toll-free at 1-866-803-9204, RBC Capital Markets, LLC toll-free at 1-866-375-6829, RBS Securities Inc. toll-free at 1-866-884-2071 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.